Excel Maritime Carriers Ltd.
17th km National Road Athens
Lamia & Finikos Street
145-64 Nea Kifisia
Athens, Greece

July 22, 2009
BY FACSIMILE & EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Attention: Ms. Michelle Lacko

Re:	Excel Maritime Carriers Ltd.
Registration Statement on Form F-3 (No. 333-159213)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the "Commission") on May 13, 2009, as amended on July 7, 2009, be accelerated so that it will be made effective at 4:30 p.m. Eastern Daylight Time on July 24, 2009, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

EXCEL MARITIME CARRIERS LTD.

By:  /s/Gabriel Panayotides
Name: Gabriel Panayotides
Title:    President

cc:	Anthony Tu-Sekine
Seward & Kissel LLP
(202) 737-8833